Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT


                                 FOR THE PERIOD


            Beginning January 1, 2000 and Ending December 31, 2000
                      ---------------            -----------------


                                     TO THE


                    U.S. SECURITIES AND EXCHANGE COMMISSION


                                       OF


                                GPU NUCLEAR, INC.
                                -----------------
                        (Exact Name of Reporting Company)


                          A Subsidiary Service Company
                            ----------
                           ("Mutual" or "Subsidiary")


Date of Incorporation  September 11, 1980. If not Incorporated,  Date of
Organization.          ------------------


State or Sovereign Power under which Incorporated or Organized  New Jersey
                                                               -------------

                                                         300 Madison Avenue
Location of Principal Executive Offices of Reporting Co. Morristown, NJ  07962
                                                         ---------------------


      Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                                            300 Madison Avenue
P. R. Chatman           Assistant Comptroller            Morristown, NJ 07962
-----------------------------------------------------------------------------
   (Name)                      (Title)                       (Address)


      Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:
                                    GPU, INC.
                                    ---------

                                                                               1
                     INSTRUCTIONS FOR USE OF FORM U-13-60

     1. Time of Filing.- Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

     2. Number of Copies.- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. Period Covered by Report.- The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. Report Format.- Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5. Money Amounts Displayed.- All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (S210.3-01(b)).

     6. Deficits Displayed.- Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c))

     7. Major Amendments or Corrections.- Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

     8. Definitions.- Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart.- The service company shall submit with each annual report a copy of its current organization chart.

    10. Methods of Allocation.- The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

    11. Annual Statement of Compensation for Use of Capital Billed.- The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                                                                               2
--------------------------------------------------------------------------------

    LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                    Page
    ---------------------------------------------                    Number
--------------------------------------------------------------------------------
    Description of Schedules and Accounts       Schedule or
                                                ACCOUNT NUMBER
-------------------------------------------------------------------------------
COMPARATIVE BALANCE SHEET                        Schedule I            4-5
-------------------------
  SERVICE COMPANY PROPERTY                       Schedule II           6-7
  ACCUMULATED PROVISION FOR DEPRECIATION
  AND AMORTIZATION OF SERVICE COMPANY PROPERTY   Schedule III          8
  INVESTMENTS                                    Schedule IV           9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
  COMPANIES                                      Schedule V           10
  FUEL STOCK EXPENSES UNDISTRIBUTED              Schedule VI          11
  STORES EXPENSE UNDISTRIBUTED                   Schedule VII         12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS       Schedule VIII        13
  MISCELLANEOUS DEFERRED DEBITS                  Schedule IX          14
  RESEARCH, DEVELOPMENT OR DEMONSTRATION
  EXPENDITURES                                   Schedule X           15
  PROPRIETARY CAPITAL                            Schedule XI          16
  LONG-TERM DEBT                                 Schedule XII         17
  CURRENT AND ACCRUED LIABILITIES                Schedule XIII        18
  NOTES TO FINANCIAL STATEMENTS                  Schedule XIV         19
COMPARATIVE STATEMENT OF INCOME                  Schedule XV          20
-------------------------------
  ANALYSIS OF BILLING - ASSOCIATE COMPANIES      Account 457          21
  ANALYSIS OF BILLING - NONASSOCIATE COMPANIES   Account 458          22
  ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
  AND NONASSOCIATE COMPANIES                     Schedule XVI         23
  SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT
  OR SERVICE FUNCTION                            Schedule XVII        24-25
  DEPARTMENTAL ANALYSIS OF SALARIES              Account 920          26
  OUTSIDE SERVICES EMPLOYED                      Account 923          27-27B
  EMPLOYEE PENSIONS AND BENEFITS                 Account 926          28
  GENERAL ADVERTISING EXPENSES                   Account 930.1        29
  MISCELLANEOUS GENERAL EXPENSES                 Account 930.2        30
  RENTS                                          Account 931          31
  TAXES OTHER THAN INCOME TAXES                  Account 408          32
  DONATIONS                                      Account 426.1        33
  OTHER DEDUCTIONS                               Account 426.5        34
  NOTES TO STATEMENT OF INCOME                   Schedule XVIII       35

--------------------------------------------------------------------------------

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                        Page
--------------------------------------------                        Number
--------------------------------------------------------------------------------

Description of Reports or Statements
--------------------------------------------------------------------------------

ORGANIZATION CHART                                                    36
------------------




METHODS OF ALLOCATION                                                 37
---------------------




ANNUAL STATEMENT OF COMPENSATION FOR USE                              38
----------------------------------------
OF CAPITAL BILLED
-----------------




VENTURE DISCLOSURES                                                   39
-------------------







NOTE: Dollar figures in this report are shown in thousands unless otherwise noted.

                                                                              4
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------
--------------------------------------------------------------------------------

                    SCHEDULE I - COMPARATIVE BALANCE SHEET
                    --------------------------------------
Give  balance  sheet of the  Company as of  December 31 of the current and prior year.
--------------------------------------------------------------------------------
ACCOUNT            ASSETS AND OTHER DEBITS                AS OF DECEMBER 31
-------------------------------------------------------------------------------
                                                         CURRENT     PRIOR
                                                       -----------  -------
     SERVICE COMPANY PROPERTY
     ------------------------

101     Service company property  (Schedule II)         $      -   $      -
107     Construction work in progress  (Schedule II)           -          -
                                                        --------   --------
        Total Property                                         -          -
                                                        --------   --------

108     Less accumulated provision for depreciation
        and amortization of service company
        property  (Schedule III)                               -          -
                                                        --------   --------
            Net Service Company Property                       -          -
                                                        --------   --------

     INVESTMENTS
     -----------

123     Investment in associate companies (Schedule IV)        -          -
124     Other investments  (Schedule IV)                   1,412      1,436
                                                        --------   --------
        Total Investments                                  1,412      1,436
                                                        --------   --------

     CURRENT AND ACCRUED ASSETS
     --------------------------

131     Cash                                                   -          -
134     Special deposits                                     155        169
135     Working funds                                         37         43
136     Temporary cash investments      (Schedule IV)          -          -
141     Notes receivable                                       -          -
143     Accounts receivable                                2,686        425
144     Accumulated provision for uncollectible
        accounts                                               -          -
146     Accounts receivable from associate
        companies                    (Schedule V)         79,272     63,210
152     Fuel stock expenses undistributed (Schedule VI)        -          -
154     Materials and supplies                                 -          -
163     Stores expense undistributed (Schedule VII)            -          -
165     Prepayments                                        7,915          -
174     Miscellaneous current and accrued
        assets                       (Schedule VIII)           -          -
                                                        --------   --------
        Total Current and Accrued Assets                  90,065     63,847
                                                        --------   --------

 DEFERRED DEBITS
 ---------------

181     Unamortized debt expense                               -          -
184     Clearing accounts                                    276         53
186     Miscellaneous deferred debits (Schedule IX)          888      1,447
188     Research, development, or demonstration
        expenditures                  (Schedule X)             -          -
190     Accumulated deferred income taxes                 33,351     31,655
                                                        --------   --------
        Total Deferred Debits                             34,515     33,155
                                                        --------   --------

        TOTAL ASSETS AND OTHER DEBITS                   $125,992   $ 98,438
                                                        ========   ========

================================================================================

                      ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------
--------------------------------------------------------------------------------

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                     --------------------------------------

Give  balance  sheet of the  Company as of  December 31 of the current and prior year.
--------------------------------------------------------------------------------

ACCOUNT            LIABILITIES AND PROPRIETARY CAPITAL     AS OF DECEMBER 31
--------------------------------------------------------------------------------
                                                          CURRENT       PRIOR
                                                        -----------  -----------
     PROPRIETARY CAPITAL
     -------------------

201      Common stock issued              (Schedule XI)    $     50    $    50
211      Miscellaneous paid-in-capital    (Schedule XI)           -          -
215      Appropriated retained earnings   (Schedule XI)           4          4
216      Unappropriated retained earnings (Schedule XI)           -          -
                                                           --------    -------
            Total Proprietary Capital                            54         54
                                                           --------    -------

     LONG-TERM DEBT
     --------------

223      Advances from associate companies (Schedule XII)         -          -
224      Other long-term debt              (Schedule XII)         -          -
225      Unamortized premium on long-term debt                    -          -
226      Unamortized discount on long-term debt-debit             -          -
                                                           --------    -------
            Total Long-term Debt                                  -          -
                                                           --------    -------

     CURRENT AND ACCRUED LIABILITIES
     -------------------------------

231      Notes payable                                            -          -
232      Accounts payable                                    74,184     36,982
233      Notes payable to associate
         companies                         (Schedule XIII)        -          -
234      Accounts payable to associate
         companies                         (Schedule XIII)   11,246     11,404
236      Taxes accrued                                        3,168        572
237      Interest accrued                                       616        451
238      Dividends declared                                       -          -
241      Tax collections payable                                 59        243
242      Miscellaneous current and accrued
         liabilities                       (Schedule XIII)    1,027     24,463
                                                           --------    -------
            Total Current and Accrued Liabilities            90,300     74,115
                                                           --------    -------

     DEFERRED CREDITS
     ----------------

253      Other deferred credits                              35,482     23,598
255      Accumulated deferred investment tax credits              -          -
                                                           --------    -------
            Total Deferred Credits                           35,482     23,598
                                                           --------    -------

282  ACCUMULATED DEFERRED INCOME TAXES                          156        671
     ---------------------------------                     --------    -------

            TOTAL LIABILITIES AND PROPRIETARY
            CAPITAL                                        $125,992    $98,438
                                                           ========    =======

                                                                              6
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------
                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------

                     SCHEDULE II - SERVICE COMPANY PROPERTY
--------------------------------------------------------------------------------
                        BALANCE AT             RETIREMENTS   OTHER    BALANCE AT
                        BEGINNING   ADDITIONS      OR       CHANGES 1/ CLOSE OF
                                                                   -
     DESCRIPTION         OF YEAR                  SALES                 YEAR
--------------------------------------------------------------------------------

SERVICE COMPANY PROPERTY
------------------------

ACCOUNT
-------

301  ORGANIZATION        $    -       $   -       $    -       $   -     $   -

303  MISCELLANEOUS
     INTANGIBLE PLANT

304  LAND AND LAND RIGHTS

305  STRUCTURES AND
     IMPROVEMENTS

306  LEASEHOLD
     IMPROVEMENTS

307  EQUIPMENT 2/             -           -            -           -        -
               -

308  OFFICE FURNITURE
     AND EQUIPMENT

309  AUTOMOBILES, OTHER
     VEHICLES AND
     RELATED GARAGE
     EQUIPMENT

310  AIRCRAFT AND
     AIRPORT EQUIPMENT

311  OTHER SERVICE
     COMPANY PROPERTY 3/
                      -  ------       -----       ------       -----     -----

       SUB-TOTAL              -           -            -           -         -
                         ------       -----       ------       -----     -----

107  CONSTRUCTION WORK
     IN PROGRESS 4/
                 -       ------       -----       ------       -----     -----


        TOTAL            $    -       $   -       $    -       $   -     $   -
                         ======       =====       ======       =====     =====

--------------------------------------------------------------------------------

     1/            PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
     -
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


2/ SUBACCOUNTS  ARE  REQUIRED  FOR EACH CLASS OF  EQUIPMENT  OWNED.  THE SERVICE
   COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                      BALANCE AT
                                                                      CLOSE OF
 S U B A C C O U N T  D E S C R I P T I O N      ADDITIONS             YEAR
-------------------------------------------------------------------------------








--------------------------------------------------------------------------------

3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:
-

        N/A
--------------------------------------------------------------------------------


4/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:
-

        N/A
--------------------------------------------------------------------------------

                                                                              8
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------
                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------


        SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND
        ---------------------------------------------------------
                AMORTIZATION OF SERVICE COMPANY PROPERTY
                ----------------------------------------
--------------------------------------------------------------------------------

                      BALANCE AT  ADDITIONS                              BALANCE
                      BEGINNING    CHARGED               OTHER CHANGES  CLOSE OF
     DESCRIPTION       OF YEAR       TO      RETIREMENTS  ADD (DEDUCT)1/  YEAR
                                  ACCOUNT 403                         -
--------------------------------------------------------------------------------

ACCOUNT
-------

301  ORGANIZATION

303  MISCELLANEOUS
     INTANGIBLE PLANT

304  LAND AND LAND RIGHTS

305  STRUCTURES AND
     IMPROVEMENTS

306  LEASEHOLD
     IMPROVEMENTS

307  EQUIPMENT

308  OFFICE FURNITURE
     AND EQUIPMENT

309  AUTOMOBILES, OTHER
     VEHICLES AND
     RELATED GARAGE
     EQUIPMENT

310  AIRCRAFT AND
     AIRPORT EQUIPMENT

311  OTHER SERVICE
     COMPANY PROPERTY

--------------------------------------------------------------------------------

1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
-

     N/A
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                              9
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
--------------------------------------------------------------------------------

                            SCHEDULE IV - INVESTMENTS
                            -------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS:   Complete the following schedule concerning investments.

                Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                Under Account 136, "Temporary Cash Investments", list each investment separately.

--------------------------------------------------------------------------------
                                                    BALANCE AT   BALANCE AT
         D E S C R I P T I O N                      BEGINNING     CLOSE OF
                                                     OF YEAR        YEAR
--------------------------------------------------------------------------------


ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES


               NONE




ACCOUNT 124 - OTHER INVESTMENTS


     COMPANY OWNED LIFE INSURANCE -                  $   303      $   303
       CASH SURRENDER VALUE

     RABBI TRUST                                         954          954

     HEALTH CARE RESERVE                                 179          155




ACCOUNT 136 - TEMPORARY CASH INVESTMENTS


              NONE




                                                     ------       ------
                                      TOTAL          $1,436       $1,412
                                                     ======       ======

--------------------------------------------------------------------------------

                                                                             10
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------
                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------


           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
           ---------------------------------------------------------
--------------------------------------------------------------------------------


INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

--------------------------------------------------------------------------------
                                                       BALANCE AT   BALANCE AT
             D E S C R I P T I O N                     BEGINNING     CLOSE OF
                                                        OF YEAR        YEAR
------------------------------------------------------------------------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
              COMPANIES

              JERSEY CENTRAL POWER & LIGHT COMPANY     $     -     $51,933

              METROPOLITAN EDISON COMPANY               53,571      27,336

              PENNSYLVANIA ELECTRIC COMPANY              4,477           -

              GPU, INC.                                    152           -

              GPU SERVICE, INC.                          4,942           -

              GPU INTERNATIONAL, INC.                       68           -

              GPU ADVANCED RESOURCES, INC.                   -           3




                                                       -------     -------
                                      TOTAL            $63,210     $79,272
                                                       =======     =======

--------------------------------------------------------------------------------

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                 TOTAL
                                                                  PAYMENTS
                                                                  --------

              NONE
--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
                -----------------------------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS:   Report the amount of labor and expenses incurred with respect to
                fuel  stock  expenses   during  the  year  and  indicate  amount
                attributable to each associate company. Under the section headed
                "Summary" listed below give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------------
         D E S C R I P T I O N                   LABOR     EXPENSES     TOTAL

--------------------------------------------------------------------------------
ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED


               NONE







--------------------------------------------------------------------------------

SUMMARY:

--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
--------------------------------------------------------------------------------


                  SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
--------------------------------------------------------------------------------

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
--------------------------------------------------------------------------------

         D E S C R I P T I O N                   LABOR     EXPENSES  TOTAL

--------------------------------------------------------------------------------

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED


              NONE




--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
--------------------------------------------------------------------------------


           SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
           --------------------------------------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped, showing the number of items in each group.
--------------------------------------------------------------------------------
                                                       BALANCE AT   BALANCE AT
         D E S C R I P T I O N                         BEGINNING     CLOSE OF
                                                        OF YEAR        YEAR
--------------------------------------------------------------------------------

ACCOUNT 174 -  MISCELLANEOUS CURRENT AND ACCRUED
               ASSETS


               NONE




--------------------------------------------------------------------------------

                                                                             14
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------

                  SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
--------------------------------------------------------------------------------

INSTRUCTIONS: Provide detail of items in this account.  Items less than
              $10,000 may be grouped by class showing the number of items in each class.
--------------------------------------------------------------------------------
                                                     BALANCE AT   BALANCE AT
          D E S C R I P T I O N                      BEGINNING     CLOSE OF
                                                      OF YEAR        YEAR
------------------------------------------------------------------------------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


     Payments made to vendors which
     will be distributed to various
     expense  accounts or billed to
     non-associated companies in
     subsequent months                                 $  322      $   504

     Restricted Stock Program - Deferral                  726          367

     Accumulated provision for injuries
     and damages-worker's compensation                    382            -

     Babcock & Wilcox Owners' Group -
     Deferred Costs                                        17           17


                                                       ------       ------
                                            TOTAL      $1,447       $  888
                                                       ======       ======


--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------

       SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
       ----------------------------------------------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.
--------------------------------------------------------------------------------

         D E S C R I P T I O N                            AMOUNT
--------------------------------------------------------------------------------

ACCOUNT 188-RESEARCH, DEVELOPMENT, OR DEMONSTRATION
            EXPENDITURES

      B&W Owners Group Activities                       $   (293)

      EPRI                                                   473

      BWR Owners Group Activities                            109





      Jersey Central Power & Light Company                  (509)

      Metropolitan Edison Company                            147

      Pennsylvania Electric Company                           73


  NOTE:   Research and development expenses are
          billed back to the associate companies
          in the month incurred.




                                                          ------
                                     TOTAL               $     -
                                                          ======
--------------------------------------------------------------------------------



                                                                              16

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------



----------------------------------------------------------------------------------------------------------------

                                         SCHEDULE XI - PROPRIETARY CAPITAL
                                         ---------------------------------
----------------------------------------------------------------------------------------------------------------


                                               NUMBER OF        PAR OR STATED       OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER        CLASS OF STOCK             SHARES            VALUE           -----------------------------
                                               AUTHORIZED         PER  SHARE        NO. OF SHARES   TOTAL AMOUNT
----------------------------------------------------------------------------------------------------------------

     201           COMMON STOCK ISSUED           2,500               $20*              2,500             $50
                                                 =====               ===               =====             ===
----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
INSTRUCTIONS: Classify   amounts  in  each  account   with  brief   explanation,
              disclosing the general nature of transactions which gave rise to the reported amounts.
--------------------------------------------------------------------------------
         D E S C R I P T I O N                                           AMOUNT
--------------------------------------------------------------------------------

ACCOUNT 211 -- MISCELLANEOUS PAID-IN CAPITAL                              NONE

ACCOUNT 215 -- APPROPRIATED RETAINED EARNINGS
               Net unrealized gain on investment (Rabbi Trust)             $ 4

--------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars  concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

--------------------------------------------------------------------------------
                          BALANCE AT    NET INCOME                BALANCE AT
D E S C R I P T I O N     BEGINNING         OR       DIVIDENDS     CLOSE OF
                           OF YEAR        (LOSS)        PAID          YEAR
-------------------------------------------------------------------------------

ACCOUNT 216 -- UNAPPROPRIATED RETAINED EARNINGS

                  NONE

* In Whole Dollars

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
--------------------------------------------------------------------------------
                          SCHEDULE XII- LONG-TERM DEBT
--------------------------------------------------------------------------------
INSTRUCTIONS: Advances from associate  companies  should be reported  separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

-----------------------------------------------------------------------------------------------------------------------------

                              TERMS OF OBLIG     DATE                             BALANCE AT                         BALANCE AT
       NAME OF CREDITOR      CLASS & SERIES       OF     INTEREST     AMOUNT       BEGINNING                    1/   CLOSE
                             OF OBLIGATION     MATURITY  RATE         AUTHORIZED   OF YEAR     ADDITIONS DEDUCTIONS  OF YEAR
-----------------------------------------------------------------------------------------------------------------------------

ACCOUNT 223 --  ADVANCES FROM ASSOCIATE
                COMPANIES:

                 NONE


ACCOUNT 224 --  OTHER LONG-TERM DEBT:

                NONE



--------------------------------------------------------------------------------


1/  GIVE AN EXPLANATION OF DEDUCTIONS:

--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
--------------------------------------------------------------------------------


                SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide  balance of notes and accounts  payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
--------------------------------------------------------------------------------
                                                       BALANCE AT  BALANCE AT
         D E S C R I P T I O N                         BEGINNING    CLOSE OF
                                                        OF YEAR       YEAR
------------------------------------------------------------------------------
ACCOUNT 233 --NOTES PAYABLE TO ASSOCIATE COMPANIES

               NONE




--------------------------------------------------------------------------------
ACCOUNT 234 --ACCOUNTS PAYABLE TO ASSOCIATE
               COMPANIES


              JERSEY CENTRAL POWER & LIGHT CO.          $ 9,343     $     -
              GPU SERVICE, INC.                           2,061       1,955
              PENNSYLVANIA ELECTRIC CO.                       -       9,291



                                                        -------     -------
                                              TOTAL     $11,404     $11,246
                                                        =======     =======
--------------------------------------------------------------------------------


ACCOUNT 242  -- MISCELLANEOUS CURRENT AND ACCRUED
                LIABILITIES
ACCRUALS     -- OFFICERS DEFERRED COMPENSATION          $ 1,062     $ 1,305
             -- INSURANCE                                   371        (248)
             -- VACATION PAY                              5,947         106
             -- SICK PAY                                    506        (172)
             -- BONUS PAY/INCENTIVE COMPENSATION         14,589          36
             -- SEVERANCE PAY                             1,988           -
                                                        -------     -------
                                              TOTAL     $24,463     $ 1,027
                                                        =======     =======
--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------

                 SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for  important  notes  regarding  the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
--------------------------------------------------------------------------------



In 1999, GPU sold its Three Mile Island Unit 1 nuclear generating station to AmerGen Energy Company, LLC (AmerGen), a joint venture of PECO Energy and British Energy, for a total purchase price of approximately $100 million.

In 2000, GPU sold its Oyster Creek nuclear generating station to AmerGen for approximately $10 million and reimbursement of the cost (up to a maximum of $88 million) of the refueling outage completed in November 2000.



--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------

                 SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME
                 ---------------------------------------------
--------------------------------------------------------------------------------

ACCOUNT            D E S C R I P T I O N           CURRENT YEAR    PRIOR YEAR
--------------------------------------------------------------------------------

  INCOME
  ------

457   Services rendered to associate companies        $220,404       $355,622
458   Services rendered to nonassociate
      companies                                            191            424
421   Miscellaneous income or loss                          70            151
                                                       -------        -------

                         Total Income                  220,665        356,197
                                                       -------        -------


  EXPENSE
  -------

920   Salaries and wages                                58,678        124,984
921   Office supplies and expenses                      24,658         89,924
922   Administrative expense transferred --
      credit                                            24,047         35,093
923   Outside services employed                         74,794         70,122
924   Property insurance                                     -              -
925   Injuries and damages                                 947           (863)
926   Employee pensions and benefits                    25,100         13,716
928   Regulatory commission expense                          -              -
930.1 General advertising expenses                           -              -
930.2 Miscellaneous general expenses                     3,612         10,273
931   Rents                                              2,745          4,266
932   Maintenance of structures and equipment                -              -
403   Depreciation and amortization expense                  -              -
408   Taxes other than income taxes                      5,297          7,749
409   Income taxes                                       4,631             71
410   Provision for deferred income taxes                4,714          4,988
411   Provision for deferred income taxes --
      credit                                            (8,967)        (4,764)
411.5 Investment tax credit                                  -              -
426.1 Donations                                            126            190
426.5 Other deductions                                      15            157
427   Interest on long-term debt                             -              -
430   Interest on debt to associate
      companies                                              -              -
431   Other interest expense                               268            291
                                                       -------        -------

            Total Expense                              220,665        356,197
                                                       -------        -------


            Net Income or (Loss)                      $      -       $      -
                                                       =======        =======

--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------

             ACCOUNT 457 - ANALYSIS OF BILLING - ASSOCIATE COMPANIES
             -------------------------------------------------------
--------------------------------------------------------------------------------
                               DIRECT       INDIRECT   COMPENSATION  TOTAL
                                COSTS        COSTS       FOR USE     AMOUNT
NAME OF ASSOCIATE COMPANY      CHARGED      CHARGED     OF CAPITAL   BILLED
                               -------      --------   ------------  ------
                                457-1        457-2        457-3
------------------------------------------------------------------------------

NUCLEAR RELATED ACTIVITIES
--------------------------

GPU SERVICE, INC.              $     97     $     -      $     -    $     97

JERSEY CENTRAL POWER
 & LIGHT COMPANY                203,332       7,947            -     211,279

METROPOLITAN EDISON COMPANY       2,001           -            -       2,001

PENNSYLVANIA ELECTRIC COMPANY     1,158           -            -       1,158

SAXTON NUCLEAR EXP. CORP.         5,819          50            -       5,869
                               --------     -------      -------    --------

    SUBTOTAL                    212,407       7,997            -     220,404



NON-NUCLEAR RELATED ACTIVITIES
------------------------------

NONE



                               --------      ------      -------    --------
                    TOTAL      $212,407      $7,997      $     -    $220,404
                               ========      ======      =======    ========

--------------------------------------------------------------------------------




                                                                              22

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------


-----------------------------------------------------------------------------------------------------------------

           ACCOUNT 458 - ANALYSIS OF BILLING - NONASSOCIATE COMPANIES
           ----------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------


                                       DIRECT      INDIRECT    COMPENSATION                  EXCESS
                                        COSTS       COSTS        FOR USE          TOTAL        OR
NAME OF NONASSOCIATE COMPANY           CHARGED     CHARGED      OF CAPITAL        COST      DEFICIENCY   TOTAL
                                        ----       -------      ----------        ----      ----------   AMOUNT
                                        458-1       458-2         458-3                        458-4     BILLED
-----------------------------------------------------------------------------------------------------------------

* PECO/Limerick Outage Support          $131          $24            -            $155          $ 21        $176
* PECO/Environmental Radioactivity
    Laboratory Analyses
    and Dosimetry Services                16            3            -              19            (4)         15


                                        ----          ---          ---            ----           ---        ----
                                        $147          $27           -             $174           $17        $191
                                        ====          ===          ===            ====           ===        ====
-----------------------------------------------------------------------------------------------------------------





                                                                              23

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

 -------------------------------------------------------------------------------------------------------------------------------

 SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE   COMPANIES
 ---------------------------------------------------------------------------   ---------
 -------------------------------------------------------------------------------------------------------------------------------
                                        ASSOCIATE COMPANY  CHARGES       NONASSOCIATE COMPANY CHARGES  TOTAL CHARGES FOR SERVICE
                                       ------------------------------    ----------------------------   -------------------------
                                       DIRECT  INDIRECT                   DIRECT    INDIRECT           DIRECT  INDIRECT
      DESCRIPTION OF ITEMS                COST     COST      TOTAL         COST      COST    TOTAL      COST     COST      TOTAL
 --------------------------------------------------------------------------------------------------------------------------------


920   SALARIES AND WAGES                $ 56,378 $ 2,177      $ 58,555      $104      $19     $123    $ 56,482   $ 2,196 $ 58,678
921   OFFICE SUPPLIES AND EXPENSES        22,705   1,914        24,619        33        6       39      22,738     1,920   24,658
922   ADMINISTRATIVE EXPENSE
        TRANSFERRED - CREDIT              24,494    (459)       24,035        10        2       12      24,504      (457)  24,047
923   OUTSIDE SERVICES EMPLOYED           71,730   3,064        74,794         -        -        -      71,730     3,064   74,794
924   PROPERTY INSURANCE                       -       -             -         -        -        -        -         -        -
925   INJURIES AND DAMAGES                   899      48           947         -        -        -         899        48      947
926   EMPLOYEE PENSIONS AND BENEFITS      24,763     337        25,100         -        -        -      24,763       337   25,100
928   REGULATORY COMMISSION EXPENSE            -       -             -         -        -        -           -         -        -
930.1 GENERAL ADVERTISING EXPENSES             -       -             -         -        -        -           -         -        -
930.2 MISCELLANEOUS GENERAL EXPENSES       3,611       1         3,612         -        -        -       3,611         1    3,612
931   RENTS                                2,745       -         2,745         -        -        -       2,745         -    2,745
932   MAINTENANCE OF STRUCTURES AND
        EQUIPMENT                              -       -             -         -        -        -           -         -        -
403   DEPRECIATION AND AMORTIZATION
        EXPENSE                                -       -             -         -        -        -           -         -        -
408   TAXES OTHER THAN INCOME TAXES        5,028     269         5,297         -        -        -       5,028       269    5,297
409   INCOME TAXES                             -   4,631         4,631         -        -        -           -     4,631    4,631
410   PROVISION FOR DEFERRED INCOME
        TAXES                                  -   4,714         4,714         -        -        -           -     4,714    4,714
411   PROVISION FOR DEFERRED INCOME
        TAXES - CREDIT                         -  (8,967)       (8,967)        -        -        -           -    (8,967)  (8,967)
411.5 INVESTMENT TAX CREDIT                    -       -             -         -        -        -           -         -        -
426.1 DONATIONS                              126       -           126         -        -        -         126         -      126
426.5 OTHER DEDUCTIONS                        15       -            15         -        -        -          15         -       15
427   INTEREST ON LONG-TERM DEBT               -       -             -         -        -        -           -         -        -
431   OTHER INTEREST EXPENSE                   -     268           268         -        -        -           -       268      268

------------------------------
INSTRUCTION:   Total  cost  of  service  will  equal  for   associate  and
               nonassociate  companies the total amount billed under their separate analysis of billing schedules.
---------------------------------------------------------------------------------------------------------------------------------
               TOTAL EXPENSES     =      212,494   7,997       220,491       147       27      174     212,641     8,024  220,665
                                        --------  ------      --------      ----      ---     ----    --------    ------ --------
      COMPENSATION FOR USE OF
               EQUITY CAPITAL     =            -       -             -         -          -      -           -         -        -
                                        --------  ------      --------      ----        ---   ----    --------    ------ --------
430  INTEREST ON DEBT TO ASSOCIATE
                    COMPANIES     =            -       -             -         -          -      -           -         -        -
                                        --------  ------      --------      ----        ---   ----    --------    ------ --------
        TOTAL COST OF SERVICE     =     $212,494  $7,997      $220,491      $147        $27   $174    $212,641    $8,024 $220,665
-------------------------------         ========  ======      ========      ====        ===   ====    ========    ====== ========


                                                                              24

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
------------------------------------------------------------------------------------------------------------


 SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
 ---------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


              D E P A R T M E N T OR S E R V I C E F U N C T I O N
            ---------------------------------------------------------

                                                 TOTAL                 OFFICE  OF    OYSTER     THREE MILE
D E S C R I P T I O N  O F  I T E M S           AMOUNT     OVERHEAD    PRESIDENT     CREEK      ISLAND
------------------------------------------------------------------------------------------------------------

920   SALARIES AND WAGES                        $ 58,678    $  2,196      $1,634      $21,883     $    32
921   OFFICE SUPPLIES AND EXPENSES                24,658       1,920          93        3,539         (25)
922   ADMINISTRATIVE EXPENSE  TRANSFERRED   -
        CREDIT                                    24,047        (457)          -          (13)          -
923   OUTSIDE SERVICES EMPLOYED                   74,794       3,064         220       51,980         184
924   PROPERTY INSURANCE                               -           -           -            -           -
925   INJURIES AND DAMAGES                           947          48          43          479           -
926   EMPLOYEE PENSIONS AND BENEFITS              25,100         337         297        3,530           2
928   REGULATORY COMMISSION EXPENSE                    -           -           -            -           -
930.1 GENERAL ADVERTISING EXPENSE                      -           -           -            -           -
930.2 MISCELLANEOUS GENERAL EXPENSES               3,612           1       2,430            2         (21)
931   RENTS                                        2,745           -           1          526         (52)
932   MAINTENANCE OF STRUCTURES AND
        EQUIPMENT                                      -           -           -            -           -
403   DEPRECIATION AND AMORTIZATION
        EXPENSE                                        -           -           -            -           -
408   TAXES OTHER THAN INCOME TAXES                5,297         269         238        2,678           1
409   INCOME TAXES                                 4,631       4,631           -            -           -
410   PROVISION FOR DEFERRED INCOME TAXES          4,714       4,714           -            -           -
411   PROVISION FOR DEFERRED INCOME TAXES
        - CREDIT                                  (8,967)     (8,967)          -            -           -
411.5 INVESTMENT TAX CREDIT                            -           -           -            -           -
426.1 DONATIONS                                      126           -           -           30           -
426.5 OTHER DEDUCTIONS                                15           -           -            -           -
427   INTEREST ON LONG-TERM DEBT                       -           -           -            -           -
430   INTEREST ON DEBT TO ASSOCIATE
        COMPANIES                                      -           -           -            -           -
431   OTHER INTEREST EXPENSE                         268         268           -            -           -
----------------------------------------------
INSTRUCTION: Indicate each department or
             service function. (See Instruc-
             tion 01-3 General Structure of
             Accounting System: Uniform
             System Account)
----------------------------------------------

------------------------------------------------------------------------------------------------------------

                             TOTAL EXPENSES =   $220,665     $ 8,024     $ 4,956      $84,634     $   121
----------------------------------------------  ========     =======     =======      =======     =======

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                         -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
--------------------------------------------------------------------------------

         SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT
         --------------------------------------------------------------
                              OR SERVICE FUNCTION
                              -------------------
--------------------------------------------------------------------------------

           D E P A R T M E N T  OR  S E R V I C E  F U N C T I O N
------------------------------------------------------------------
                                         FINANCIAL     HUMAN
            ACCOUNT                     & PLANNING   & ADMIN
            NUMBER      ENGINEERING     SERVICES     SERVICES
------------------------------------------------------------------

             920        $  9,790        $    47       $23,096
             921           8,629            659         9,843
             922          31,627            (24)       (7,086)
             923          12,540            (24)        6,830
             924               -              -             -
             925             264              3           110
             926           1,935             19        18,980
             928               -              -             -
             930.1             -              -             -
             930.2         1,200              -             -
             931             352              4         1,914
             932               -              -             -
             403               -              -             -
             408           1,481             15           615
             409               -              -             -
             410               -              -             -
             411               -              -             -
             411.5             -              -             -
             426.1            10              -            86
             426.5             -              -            15
             427               -              -             -
             430               -              -             -
             431               -              -             -
--------------------------------------------------------------
             TOTAL      $ 67,828        $   699       $54,403
             =====      ========        =======       =======




                                                                              26
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
-------------------------------------------------------------------------------------------

                 ACCOUNT 920 - DEPARTMENTAL ANALYSIS OF SALARIES
                 -----------------------------------------------
-------------------------------------------------------------------------------------------



                                          DEPARTMENTAL SALARY EXPENSE
                                  -------------------------------------------    NUMBER
NAME OF DEPARTMENT                         INCLUDED IN AMOUNTS BILLED TO       PERSONNEL
------------------                         ----------------------------------  ----------
Indicate each department          TOTAL    PARENT       OTHER           NON       END OF
or service function.              AMOUNT   COMPANY    ASSOCIATES    ASSOCIATES     YEAR
-------------------------------------------------------------------------------------------

Office of President              $  2,487     -        $ 2,487       $    -          -

Oyster Creek                       21,907     -         21,784          123          -

Three Mile Island                      32                   32            -          -

Financial & Planning Services      19,847     -         19,847            -          -

Human & Administrative Services     4,330     -          4,330            -          -

Engineering                        10,075     -         10,075            -          -


                                 --------   ----      --------       ------        ----
                   TOTAL         $ 58,678     -       $ 58,555       $  123         14*
                                 ========   ====      ========       ======        ====



       * At 12/31/00, the GPU Nuclear, Inc. staff consisted of the President, Chief Executive Officer/CNO and 13 on-site employees involved with decommissioning the Saxton Nuclear Experimental Station and monitored storage at TMI-2.

--------------------------------------------------------------------------------



                                                                              27
                            ANNUAL REPORT OF GPU NUCLEAR, INC.
                                             -----------------

                           For the Year Ended December 31, 2000
                                              -----------------

------------------------------------------------------------------------------------

                          ACCOUNT 923 - OUTSIDE SERVICES EMPLOYED
------------------------------------------------------------------------------------


INSTRUCTIONS:  Provide a breakdown by subaccount of outside  services  employed.
               If the  aggregate  amounts  paid to any one  payee  and  included within one subaccount is less than  $100,000,  only the aggregate number  and  amount  of all such  payments  included  within  the subaccount  need be shown.  Provide a  subtotal  for each type of service.
------------------------------------------------------------------------------------
                                                              RELATIONSHIP
                                                              "A"=ASSOCIATE
FROM WHOM PURCHASED        TYPE OF SERVICE/LARGEST INVOICE    "NA"- NON       AMOUNT
                                                              ASSOCIATE
------------------------------------------------------------------------------------

Legal
-----

12 Vendors                    Not Applicable.                     NA         $   202
                                                                             -------
  (Less than $100,000)
            Subtotal
                                                                                 202
                                                                             -------
Engineering
-----------

Andres V. Du Bouchet          Mechanical/Structural Support.      NA             123

Duke Engineering Services,    Equipment Reliability.              NA             127
  Inc.

Enercon Services, Inc.        Equipment Reliability/              NA             405
                              Configuration Control.

EQE International, Inc.       TMI PRA Update.                     NA             160

Finetech, Inc.                Radwaste Augmented Off Gas          NA             128
                              Operations-Oyster Creek.

General Electric Company      General Electric Zinc Inj.          NA           2,139
                              Process/Refurbish Spare LP Rotor.

MPR Associates, Inc.          Oyster Creek Piping & Anchor        NA           1,779
                              Bolt Capacity Verification.

Raytheon Engineers &          Configuration Control Support.      NA             211
  Constructors

   15 Vendors                 Not Applicable.                     NA            (240)
                                                                             -------
     (Less than $100,000)
            Subtotal
                                                                               4,832
                                                                             -------
Other Professional/Outside Services
-----------------------------------

Alaron                        Radwaste Removal.                   NA             200

Amergen Energy Company, Inc.  Amergen Support.                    NA          53,374




                                                                             27A

                            ANNUAL REPORT OF GPU NUCLEAR, INC.
                                             -----------------

                           For the Year Ended December 31, 2000
                                              -----------------
--------------------------------------------------------------------------------
                          ACCOUNT 923 - OUTSIDE SERVICES EMPLOYED
--------------------------------------------------------------------------------


  INSTRUCTIONS:  Provide  a  breakdown  by  subaccount   of  outside   services
                 employed.  If the aggregate  amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate  number  and  amount of all such  payments  included within the  subaccount  need be shown.  Provide a subtotal for each type of service.


------------------------------------------------------------------------------------
                                                              RELATIONSHIP
                                                              "A"=ASSOCIATE
FROM WHOM PURCHASED   TYPE OF SERVICE/LARGEST INVOICE         "NA"-NON        AMOUNT
                                                              ASSOCIATE
------------------------------------------------------------------------------------

   Other Professional/Outside Services (Continued)
   -----------------------------------------------

   ATG, Inc.                  Radwaste Removal.                   NA             629

   Bartlett Nuclear, Inc.     Saxton Radcon & Support.            NA           1,088

   Brand Fire Protection      Thermo-Lag Upgrade - Design &       NA             431
   Services, Inc.             Engineering.

   Bryce Saylor & Sons, Inc.  Decommissioning & Dismantlement.    NA             208

   Chem-Nuclear               Radwaste Removal.                   NA             968
      Systems L.L.C.

   Demag Delaval              Refurbish Spare LP Rotor.           NA           1,764
     Turbomachinery Corp.

   George B. Skinner          Electrical Power & Instrumentation  NA             122
                              Configuration Control Support.

   GPU Service, Inc.          Corporate & Information Services.   A            5,053

   GTS Duratek Bear           Radwaste Processing Services.       NA             346
        Creek, Inc.

   Integra Technologies, Inc. Cost of Removal - Rotating Element. NA             124

   J. Davis Consultants, Inc. Consulting Services.                NA             760

   Manchester Partners        Oyster Creek Retention Program      NA             342
     International            Severance.

   North Am. Contract         Planning Services.                  NA             171
   Employee   Service

   Raytheon Nuclear, Inc.     Saxton - Decommissioning &          NA           2,935
                              Dismantlement/Site Restoration.
                              Oyster Creek - Maint./Thermo-Lag.

   Transnuclear, Inc.         Oyster Creek Spent Nuclear Fuel     NA             190
                              Storage Capacity Expansion.





                                                                             27B
                            ANNUAL REPORT OF GPU NUCLEAR, INC.
                                             -----------------

                           For the Year Ended December 31, 2000
                                              -----------------

------------------------------------------------------------------------------------
                          ACCOUNT 923 - OUTSIDE SERVICES EMPLOYED
                          ---------------------------------------
------------------------------------------------------------------------------------

  INSTRUCTIONS:  Provide  a  breakdown  by  subaccount   of  outside   services
                 employed.  If the aggregate  amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate  number  and  amount of all such  payments  included within the  subaccount  need be shown.  Provide a subtotal for each type of service.
------------------------------------------------------------------------------------
                                                                  RELATIONSHIP
                                                                 --------------
                                                                 "A"=ASSOCIATE
   FROM WHOM PURCHASED       TYPE OF SERVICE/LARGEST INVOICE     "NA"-NON      AMOUNT
                                                                 ASSOCIATE
------------------------------------------------------------------------------------
   Other Professional/Outside Services (Continued)
   -----------------------------------------------

   WD Associates, Inc.        Operator Training/Emergency         NA             193
                              Preparedness-Oyster Creek.

   The Westwind Group, Inc.   Operator Training/Admin. Support.   NA             333

   Xerox Corp.                Reprographics Services.             NA             180

   477 Vendors                Not Applicable.                     NA             349

                                                                             -------
     (Less than $100,000)
            Subtotal                                                          69,760
                                                                             -------

            TOTAL                                                            $74,794
                                                                             =======

------------------------------------------------------------------------------------


                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
--------------------------------------------------------------------------------
                  ACCOUNT 926 - EMPLOYEE PENSIONS AND BENEFITS
                  --------------------------------------------
--------------------------------------------------------------------------------

      INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

--------------------------------------------------------------------------------
                      D E S C R I P T I O N                       AMOUNT
--------------------------------------------------------------------------------
         HOSPITAL, SURGICAL, MEDICAL AND DENTAL INSURANCE       $ 3,351

         PENSION PLAN                                             6,547

         O.P.E.B. - HEALTH INSURANCE                              9,612

         EMPLOYEE SAVINGS PLAN (COMPANY MATCHING)                 1,704

         LIFE INSURANCE                                            (148)

         LONG-TERM DISABILITY (INCOME/MEDICAL/NJ)                   339

         O.P.E.B. - LIFE INSURANCE                                2,709

         EDUCATIONAL ASSISTANCE                                     463

         CAFETERIA SUPPLEMENT                                       276

         EMPLOYEE ASSOCIATIONS & ACTIVITIES                         131

         EMPLOYEE ASSISTANCE PROGRAM                                 40

         MANAGEMENT INITIATIVES FOR EMPLOYEES                        26

         OTHER BENEFITS (Under $25,000)                              50

                                                                -------
                                             TOTAL              $25,100
                                                                =======

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
--------------------------------------------------------------------------------
                       ACCOUNT 930.1 - GENERAL ADVERTISING EXPENSES
                       --------------------------------------------

--------------------------------------------------------------------------------
    INSTRUCTIONS: Provide a listing of the amount  included in Account  930.1,
                  "General  Advertising   Expenses",   classifying  the  items
                  according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------------
           D E S C R I P T I O N          NAME OF PAYEE     AMOUNT
--------------------------------------------------------------------------------






                  NONE



                                                                   -----
                                        TOTAL                         -
                                                                   =====
--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
--------------------------------------------------------------------------------
                      ACCOUNT 930.2 - MISCELLANEOUS GENERAL EXPENSES
--------------------------------------------------------------------------------
    INSTRUCTIONS: Provide a listing of the amount  included in Account /930.2,
                  "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b)
                  (2) shall be separately classified.

--------------------------------------------------------------------------------
                      D E S C R I P T I O N                   AMOUNT
--------------------------------------------------------------------------------

         Licenses, Permits and Registrations
         -----------------------------------

            United States Nuclear Regulatory Commission        $ 2,788

            Federal Emergency Management Agency                    (34)

            Susquehanna River Basin Commission                     (21)

            Other Fees                                               9


         Association Membership Fees and Dues
         ------------------------------------

            EPRI                                                   432

            Institute of Nuclear Power Operations                  372

            Nuclear Energy Institute                                66


                                                               -------
                                            TOTAL              $ 3,612
                                                               =======
--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
--------------------------------------------------------------------------------
                               ACCOUNT 931 - RENTS
                               -------------------
--------------------------------------------------------------------------------
INSTRUCTIONS:  Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

--------------------------------------------------------------------------------
         T Y P E  O F  P R O P E R T Y                      AMOUNT
--------------------------------------------------------------------------------

         BUILDING AND OFFICE SPACE                          $ 1,782

         COMPUTER EQUIPMENT                                     162

         DUPLICATING EQUIPMENT                                    8

         MOBILE EQUIPMENT                                       431

         MISCELLANEOUS                                          362

                                                            -------
                                       TOTAL                $ 2,745
                                                            =======
--------------------------------------------------------------------------------

                                                                              32
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
              ACCOUNT 408 - TAXES OTHER THAN INCOME TAXES
              -------------------------------------------
--------------------------------------------------------------------------------

INSTRUCTION:   Provide an analysis of Account 408, "Taxes Other Than
               Income Taxes".  Separate the analysis into two groups:
               (1) other than U.S. Government taxes, and (2) U.S.
               Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

--------------------------------------------------------------------------------
                     K I N D  O F  T A X                     AMOUNT
--------------------------------------------------------------------------------

            (1)   OTHER THAN U.S. GOVERNMENT TAXES
                  --------------------------------

                  Pennsylvania Unemployment Insurance        $    21

                  New Jersey Unemployment Insurance              183
                                                             -------


                                         Sub Total               204
                                                             -------

            (2)   TAXES - U.S. GOVERNMENT
                  -----------------------

                  FICA                                         5,031

                  Federal Unemployment Insurance                  62
                                                             -------

                                         Sub Total             5,093
                                                             -------




                                                             -------
                                           TOTAL             $ 5,297
                                                             =======

--------------------------------------------------------------------------------

                                                                             33
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------


--------------------------------------------------------------------------------
                            ACCOUNT 426.1 - DONATIONS
--------------------------------------------------------------------------------

INSTRUCTION:   Provide  a listing  of the  amount  included  in  Account  426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

--------------------------------------------------------------------------------
NAME OF RECIPIENT                           PURPOSE OF DONATION   AMOUNT
--------------------------------------------------------------------------------

GPU FOUNDATION                              COMMUNITY SERVICES    $ 34

UNITED WAY                                  COMMUNITY SERVICES      38

NORTHERN NEW JERSEY COUNCIL, BOY SCOUTS
   OF AMERICA                               COMMUNITY SERVICES       5

LIBERTY TOWNSHIP                            COMMUNITY SERVICES       5

INTERNATIONAL AGENCY FOR RESEARCH ON
   CANCER (PAID TO DUKE ENERGY AS AGENT)    COMMUNITY SERVICES      22

27 0RGANIZATIONS (LESS THAN $3,000)         COMMUNITY SERVICES      22


                                                                  ----
       TOTAL                                                      $126
                                                                  ====

--------------------------------------------------------------------------------

                                                                         34
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

-------------------------------------------------------------------------------
                        ACCOUNT 426.5 - OTHER DEDUCTIONS
                        --------------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a listing of the amount included in Account
               426.5, "Other Deductions", classifying such expenses according to their nature.


    D E S C R I P T I O N              NAME OF PAYEE            AMOUNT
--------------------------------------------------------------------------------


      LOBBYING EXPENSES             PRIMARILY EMPLOYEE WAGES
                                    & EXPENSES                    $15



                                                                  ---
                                        TOTAL                     $15
                                                                  ===

--------------------------------------------------------------------------------

                                                                              35
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
             SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME
--------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for  important  notes  regarding  the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
--------------------------------------------------------------------------------

In 1999, GPU sold its Three Mile Island Unit 1 nuclear generating station to AmerGen Energy Company, LLC (AmerGen), a joint venture of PECO Energy and British Energy, for a total purchase price of approximately $100 million.

In 2000, GPU sold its Oyster Creek nuclear generating station to AmerGen for approximately $10 million and reimbursement of the cost (up to a maximum of $88 million) of the refueling outage completed in November 2000.


--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
--------------------------------------------------------------------------------
                               ORGANIZATION CHART
--------------------------------------------------------------------------------


                         -----------------------------------------
                   |    |                                         |
                   |    |           BOARD OF DIRECTORS            |
                   |----|                                         |
                    |   |-----------------------------------------|
                    |   |                                         |
                    |___| PRESIDENT & CHIEF EXECUTIVE OFFICER/CNO |
                      | |                                         |
                      | |-----------------------------------------|
                      | |                                         |
                      |-|           VICE PRESIDENT - LAW          |
                      | |                                         |
                      | |-----------------------------------------|
                      | |                                         |
                      |-| COMPTROLLER & CHIEF ACCOUNTING OFFICER  |
                      | |                                         |
                      | |-----------------------------------------|
                      | |                                         |
                      |-|        VICE PRESIDENT & TREASURER       |
                      | |                                         |
                      | |-----------------------------------------|
                      | |                                         |
                      |-|                SECRETARY                |
                      | |                                         |
                      |-|-----------------------------------------|




Notes:

    In 1999, GPU sold its Three Mile Island Unit 1 nuclear generating station to AmerGen Energy Company, LLC.

    In 2000, GPU sold its Oyster Creek nuclear generating station to AmerGen Energy Company, LLC.

--------------------------------------------------------------------------------

                                                                             37
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
--------------------------------------------------------------------------------
                              METHODS OF ALLOCATION
--------------------------------------------------------------------------------


       The allocation of expenses not directly attributable to a particular nuclear station is based, by division, on the direct charging of that division's manpower. When corporate costs have been allocated to the plants, a fixed rate is calculated to apply to total direct costs. This rate is derived by dividing the estimated corporate costs by the estimated plant direct costs. The overhead rate is reviewed periodically and revised as appropriate to fully allocate costs by year-end.



--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
       ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
       ----------------------------------------------------------
--------------------------------------------------------------------------------




                     NONE




--------------------------------------------------------------------------------

                                                                             39
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                               VENTURE DISCLOSURES
                               -------------------
--------------------------------------------------------------------------------

GPU Nuclear did not enter into any transactions or recognize any revenues in 2000 for activities related to non-nuclear technical, training, management or consulting services to associated companies, which is authorized in the SEC order dated May 7, 1997 for SEC File No. 70-8425.

Pursuant to the provisions contained in the SEC orders dated August 29, 1990 for SEC File No. 70-7675, November 6, 1991 for SEC File No. 70-7847, January 31, 1992 for SEC File No. 70-7905, May 21, 1993 for SEC File No. 70-8115 and October 17, 1994 for SEC File No. 70-8393, the following are descriptions of services provided to Non-Affiliated Entities. Revenues realized in 2000 from providing these services are shown separately on page 22 of this report.

      BRIEF DESCRIPTIONS OF SERVICES RENDERED TO NONASSOCIATED COMPANIES
      ------------------------------------------------------------------


NONASSOCIATED COMPANY                   DESCRIPTION
---------------------                   -----------


PECO Energy Company                     Limerick Outage Support
PECO Energy Company                     Environmental Radioactivity
                                                Laboratory Analyses and
                                                Dosimetry Services



--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------



                                SIGNATURE CLAUSE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                  GPU NUCLEAR, INC.
                  ----------------------------
                  (Name of Reporting Company)


                  By: /S/ P. R. Chatman
                     ----------------------------
                  (Signature of Signing Officer)


                  P. R. Chatman, Assistant Comptroller
                  --------------------------------------------
                  (Printed Name and Title of Signing Officer)


                  Date:  April 25, 2001
                         --------------